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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNFP CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 3RD AVE., SUITE 900
(No. and Street)

NASHIVILLE (City) TN (State) 37201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID JAMES 615-743-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name – *if individual, state last, first, middle name*)

201 FRANKLIN ROAD, PO BOX 1869 (Address) BRENTWOOD (City) TN (State) 37024 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, ROGER OSBORNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNFP CAPITAL MARKETS, INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUNE SYKES
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF DAVIDSON

Signature

CEO

Title

Notary Public

My Comm. Expires Mar. 10, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNFP CAPITAL MARKETS, INC.

Financial Statements
From October 1, 2015 through the year ending December 31, 2016
With
Report of Independent Registered Public Accounting Firm

LBMC MAKE A GOOD BUSINESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have audited the accompanying financial statements of PNFP Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2016, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the period from October 1, 2015 (the month of registration) to December 31, 2016. These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the period from October 1, 2015 to December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on page 9 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

Brentwood, Tennessee
February 14, 2017

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	132,833
Prepaid expenses and other assets		34,575
Receivable from Parent, net		109,384
Total Assets	$	276,792
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	2,108
Total Liabilities		2,108
Stockholder's equity		
Common stock, no par value, 100 shares authorized and issued		-
Additional paid-in capital		600,000
Retained earnings (deficit)		(325,316)
Total Stockholder's Equity		274,684
Total Liabilities and Stockholder's Equity	$	276,792

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Income (Loss)
From October 1, 2015 Through December 31, 2016

Revenues	
Investment banking fees	$ 85,000
Total revenues	85,000
Expenses	
Personnel compensation and benefits	329,002
Professional services	51,309
IT, data and communications	39,407
Occupancy and equipment	33,025
Administrative and office expense	30,444
Business insurance	12,708
Travel, meals and entertainment	11,356
Licenses and registration	3,356
Other expenses	6,442
Total expenses	517,049
Loss before income taxes	(432,049)
Benefit from income taxes	141,456
Net loss	$ (290,593)

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
From October 1, 2015 Through December 31, 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Par Value			
Balance at October 1, 2015	100	$0	$ 350,000	$ (34,723)	$ 315,277
Capital contribution			250,000		250,000
Net loss				(290,593)	(290,593)
Balance at December 31, 2016	100	$0	$ 600,000	$ (325,316)	$ 274,684

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
From October 1, 2015 Through December 31, 2016

Cash flows from operating activities		
Net loss	$	(290,593)
Adjustments to reconcile net loss to cash used in operating activities:		
Change in prepaid expenses and other assets		(30,203)
Change in receivable from parent		(138,935)
Change in accounts payable		1,126
Net cash used in operating activities		(458,605)
Cash flows from financing activities -		
Proceeds from capital contribution		250,000
Net decrease in cash and cash equivalents		(208,605)
Cash and cash equivalents		
Beginning of period		341,438
End of period	$	132,833

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. Organization

PNFP Capital Markets, Inc. (the "Company") is wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February of 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its bank account in high credit quality institution. Deposits at times may exceed federally insured limits.

Allocation of Expenses

The Company entered into an expense sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year.

Income Taxes

The Company entered into a tax sharing agreement with its parent company effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Date of Management's Review

Subsequent events were evaluated through the date the financial statements were available to be issued.

3. Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $400,523 for the period October 1, 2015 through December 31, 2106. Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2016 the Company had a net receivable from Parent of $109,384.

4. Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision (benefit) for income taxes is composed of the following

Current		
Federal	$	(118,015)
State		(23,441)
	$	(141,456)

PNFP CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

5. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $130,725 which was $125,725 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was .02 to 1.

6. Concentration of Revenue

The revenue was earned from two customers.

7. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2016.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity	$ 274,684
Less:	
Prepaid expenses and other assets	34,575
Receivable from Parent, net	109,384
	143,959
Net capital before haircuts	130,725
Less haircuts	-
Net capital	130,725
Minimum net capital required	5,000
Excess net capital	$ 125,725
Aggregate indebtedness	$ 2,108
Ratio of aggregate indebtedness to net capital	1.61%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Pinnacle
PNFP CAPITAL MARKETS, INC.

12/31/16

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN 37024

To Whom It May Concern:

RE: EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

PNFP Capital Markets, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Roger Osborne

Title: President/CEO

150 3rd Avenue South
Suite 900
Nashville, TN 37201
(615) 743-8271
Member SIPC FINRA

LBMC MAKE A GOOD BUSINESS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) PNFP Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PNFP Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) PNFP Capital Markets, Inc. stated that PNFP Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PNFP Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
February 14, 2017